





Danny DeMarco · 3rd

VANSANITY - Increasing Aesthetic Provider income & flexibility w/ treatment-room rentals in our Luxury Boston office

Boston, Massachusetts · 500+ connections · **Contact info**

Vansanity

Stonehill College

Experience

Co-Founder
Vansanity
Sep 2018 – Present · 1 yr 9 mos
Greater Boston Area

Medical Aesthetic Rentable Office Space - I help Medical Aesthetic Providers increase personal income and reduce expenses by providing premium physical and capital infrastructure for hourly rental.



Vansanity

Northeast Sales Manager
Sciton
Jan 2017 – Oct 2019 · 2 yrs 10 mos
Greater Boston Area

Education





Stonehill College

Bachelor's degree, Communications & Business

2008 – 2008

Skills & Endorsements

Healthcare · 2

Truman Reed • Business Consultant and 1 connection have given endorsements for this skill

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Commercial Real Estate · 2

Truman Reed • Business Consultant and 1 connection have given endorsements for this skill

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Account Management · 2

Truman Reed • Business Consultant and 1 connection have given endorsements for this skill

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